Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400                     Fax: 949/673-4525

January 24, 2013

Jessica Plowgian, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Form 8-K for First Rate Staffing Corporation
Filed November 13, 2012

File No. 000-54427

Dear Ms. Plowgian:

I am writing on behalf of First Rate Staffing Corporation (the “Company”).

Per our conversation earlier today, I am writing to confirm that the Company is in receipt of your recent letter dated January 11, 2013 with respect to the above-referenced filing. The Company is working diligently to address the outstanding comments regarding the Form 8-K (and also the Form S-1 that was concurrently filed in November 2012). The Company will file the responses to the outstanding comments and an updated Form 8-K/A and Form S-1/A next week, and by no later than Friday, February 1, 2013. This letter confirms our brief discussion of earlier today as well as the Company’s intent to duly respond to all outstanding comments by the end of next week.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates